AGI LABORATORY
2021 Report

Dear investors,

Hello Everyone,

A lot happened for us in 2021. We had two rounds of investment, laid a roadmap for the coming years, reached new world-first milestones through our R&D, and expanded our team to prepare for the exciting months ahead.

Moving forward, we're having ongoing discussions with our first potential client and reached a new milestone on January 10th when our research system prepared a 13-page report covering step-by-step strategy for economic transformation at the scale of a country, spanning a half dozen different domains. This report included the listing of many sources and wasn't viewed, edited, or directly contributed to by any human prior to being sent. This highlighted the vast and growing divide between our success and the efforts made by tech giants today.

As part of the engineering work underway for the framework rebuild a polished demo of the technology is also being prepared, which may well shock portions of the tech industry into revising their projected timelines. We're expecting this to generate considerable interest.

We've also got a book for educating the tech community on this new technology which is being finalized for scientific publishing in the near future.

There is still much to be done, but our team remains wholly dedicated to building that brighter future.

Best regards,
Kyrtin
Chief Operations Officer

We need your help!

All of our investors as well as your friends and family are welcome to get involved in helping to select the brand name our commercial deployment will be under. We've narrowed name selection down to 4 candidates, with the survey found here: https://www.surveymonkey.com/r/63K5K38

We also welcome anyone who hasn't already to join the Discord server we use for communication, where we answer questions and have weekly meetings on Thursday mornings in the voice channel, which investors and guests are welcome to attend. After joining the server an admin will assign you channel permissions. Stockholders can message me their names to be added to the Stockholder channel. The invite link for our Discord server is: https://discord.gg/ytY9XdZwVd

Sincerely,

Stuart Dambrot

CEO

Michael DiVerde

Director

Kyrtin Atreides

Operations Chief, Scientist, Founder

DAVID J KELLEY

COO

Our Mission

To have released the best collective intelligence systems and be a leader in the field. And to be bought out.

See our full profile



How did we do this year?

Report Card

A-

 

The Good	The Bad
Research and Development made considerably progress, paving the way for our roadmap over this year and the next.	Educating the public and AI community on the technology proved difficult, but a book for that purpose will soon be published.
Over $100,000 in total was raised for the year, helping us to pay for patents and other IP to be secured.	The raise on WeFunder was never properly promoted, preventing most people on the platform from discovering the opportunity.
Contact was made with our first potential major client for the technology through our new business development team.	The pace of development was temporarily slowed by these factors, but as we've adapted our timeline has been maintained.

2021 At a Glance

January 1 to December 31

  

$0	**-$40,937**	**$0**
Revenue	Net Loss	Short Term Debt

 

 

$119,721
Raised in 2021

$51,170
Cash on Hand
As of 03/ 5/22

We ❤ Our
36 Investors

Thank You For Believing In Us

(Art) Ramon Garcia Jr.	Joe Edmonds	Mitchell Roe	Herman Venter	Clay Fulk	Cody Beaner	Athena Lehmitz
Michael B DiVerde	David Colbeth	Katherine Culpepper	Kyrtin Atreides	Zach Richardson	Virginia Carlson	David Orban
Amber Van Hoek	Roderick Herron	Joseph Boland	Carlos Garcia	Michael Leonardi	Adam Benzion	James Kenny
Limeyre De La Paz	Robert Samsel von Leszc...	Graham Garrison	Nicholas Benvenutti	Roberto Feng Chang	Courtney D Campbell	David Holt
Jena Durell	Connie Packer	Elizabeth J Benvenutti	Jason Leacox	Michael Clark	Damian Czaplewski	Jason Bryant
Mario Kalac						

Thank You!
From the AGI Laboratory Team



David J Kelley
Lead Scientist, Polymath,
Founder



S.M. Dambrot
Strategist, Theoretician

Transdisciplinary ideation in research, publication, lectures, and consulting in future science, technology, ethics, and society. Key concerns: AGI, Neuroscience, Brain-Machine Interfaces, Genome Engineering. Global clients and venues.





Kyrtin Atreides
Operations Chief, Scientist,
Founder

A lifelong researcher focused on cognitive bias and ethics to ensure the first AGI systems are debiased and have a scaling ethical quality. A published research scientist in the field of AGI, who lives and breathes the project.





M. Amon Twyman, Phd.
Scientist, Psychologist

Academic researcher in cognitive science. Published Scientist in the field of AGI. Studied the potential psychology of AI systems.





Newton Lee, Phd.
Scientific Advisor

Published author and researcher. Professor and educator.





Roman V. Yampolskiy, Phd.

Scientific Advisor

Experienced Associate Professor with a demonstrated history of working in the higher education industry. Strong education professional skilled in AI and Cybersecurity.





Henry Rivera, PsyD

Scientific Advisor

Clinical Psychologist, Supervisor, Program Manager for Outpatient Mental Health Services at VA Central Western Massachusetts. Futurist, transhumanist, music producer.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Michael DiVerde	Aerospace Engineer @ Boeing	2021
DAVID J KELLEY	Software Architect, AI Researcher @ AGI Laboratory	2016
Kyrtin Atreides	AI Researcher, COO @ AGI Laboratory	2018

Officers

OFFICER	TITLE	JOINED
DAVID J KELLEY	Chief Scientist	2016
Simon Waslander	CMO	2022
Kyrtin Atreides	COO	2018

Voting Power ?

HOLDER	SECURITIES HELD	VOTING POWER
DAVID J KELLEY	2,000,000 Common Stock	95.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2021	$60,000	Common Stock	Regulation D, Rule 506(b)
10/2021	$59,721		4(a)(6)
			Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

David J. Kelley, CEO, required a personal loan to cover temporary expenses during ongoing engineering work for the new commercial systems, amounting to $34,500. The loan was approved by the Board of Directors and is scheduled for repayment by no later than December 31st of 2022, or as soon as is feasible, at zero interest.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	2,091,200	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	60,953
Options:	0

Risks

Government regulation could hinder research related to AGI technologies or even how narrow AI can be used.

Social pressure related to advanced AGI related technology would scare customers from wanting to work with AGI related technology and firms. This has been shown as a possibility in some demographics.

Our business model could prove completely ineffective and our our staff unable to execute it.

Lack of our ability to upgrade our services on a timely basis, and to successfully operate and manage our relationships and applications could lead to lower revenue and market share, and collapse.

Our inability to get DNN APIs working independently or license existing ones and our inability to develop, implement, scale, and maintain our hardware, application, infrastructure, and services could lead to lower revenue and market share and collapse.

Lack of our ability to push state of the art with AGI type system research; and the lack of our ability to engage SaaS clients with SaaS engagements could lead to lower revenue and market share and collapse.

Lack of our ability to maintain and increase the "stickiness" of our application and sufficient active users each month could lead to lower revenue and market share and collapse.

Lack of our ability to generate significant revenues from partner relationships and direct-to-consumer sales could lead to lower revenue and market share and collapse.

Lack of our ability to ensure that our applications encourage continued use, leading to higher long-term customer value could lead to lower revenue and market share and collapse.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The lack of our ability to build and maintain a strong base of paying users; and maintain existing relationships and develop new relationships with business partners, distribution channels, third-party partners, and supporting organizatio ns could lead to lower revenue and market share and collapse.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the

additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity

valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Artificial General Intelligence Inc.
- Wyoming Corporation
- Organized May 2016
- 3 employees

412 N. Main Street

https://AGILaboratory.com

Business Description

Refer to the AGI Laboratory profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

AGI Laboratory has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.